United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: November 24, 2011

IR Contact Information ir@gruma.com (52)81 8399-3311 and 24
Monterrey, N.L., Mexico, November 24, 2011	www.gruma.com

GRUMA ANNOUNCES THE ACQUISITION OF
A CORN MILLING COMPANY IN TURKEY

Monterrey, N.L., Mexico, November 24, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB)  announced today the acquisition of a corn milling company in Turkey, Semolina A.S. (''Semolina''), for US$17.5 million.

 Based in Samsun, Turkey, Semolina is the leading corn miller in the country, and specializes in supplying corn grits mainly for the snack and breakfast cereals industries. A third of its sales are exported to Egypt, Israel, Lebanon, among other countries. Semolina is the most advanced corn milling facility in Europe using state-of-the-art technology that delivers blue-chip customers European grade specifications in this region. During 2010, Semolina's net sales amounted to US$35 million.

The acquisition of Semolina represents a significant milestone for GRUMA's growth strategy in Eastern Europe and the Middle East. The company's European milling division's priority is to consolidate itself as a market leader in corn milling and related products for the snack, brewing and breakfast cereals industries.

GRUMA took control of Semolina's operations on November 17 and is retaining key personnel to keep knowledge and continuity in these markets. This acquisition fits into GRUMA's overall strategy to take advantage of opportunities and synergies around the world.

About Gruma
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 98 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.